UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Christopher Ricciardi

c/o Institutional Financial Markets, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45779L 107

1	Name of reporting person Christopher Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,031
	8	Shared voting power 2,708,171(1)
	9	Sole dispositive power 7,031
	10	Shared dispositive power 2,708,171(1)
11	Aggregate amount beneficially owned by each reporting person 2,715,202(1)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11)

[1]	Includes 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC, beneficially owned by the Reporting Person which may be redeemed for, at the Issuer’s option, either cash or shares of the Issuer’s Class A common stock, par value $0.001 (the “Common Stock”). Includes membership units of Mead Park Capital Partners LLC (“MP Buyer”) which may, at any time at the option of the Reporting Person, be exchanged for the pro rata portion of the Issuer’s securities held by MP Buyer represented thereby. As of September 25, 2013, the Reporting Person’s membership units of MP Buyer could be exchanged for 487,291 shares of the Issuer’s Common Stock and a pro rata portion of convertible senior promissory notes currently held by MP Buyer. Includes 487,291 shares of the Issuer’s Common Stock, issuable upon conversion of the Reporting Person’s pro rata portion of such convertible senior promissory notes as a result of the Reporting Person’s ownership interest in MP Buyer as of September 25, 2013. Does not include the additional 237,010 shares of the Issuer’s Common Stock into which the Reporting Person’s pro rata portion of such notes may convert in the event that none of the interest thereunder is paid in cash.

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17.26%
14	Type of reporting person IN

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1	Name of reporting person Stephanie Ricciardi
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF; OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,708,171
	9	Sole dispositive power 0
	10	Shared dispositive power 2,708,171
11	Aggregate amount beneficially owned by each reporting person 2,708,171(2)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11)

[2]	Includes 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC, beneficially owned by the Reporting Person which may be redeemed for, at the Issuer’s option, either cash or shares of the Issuer’s Common Stock. Includes membership units of MP Buyer which may, at any time at the option of the Reporting Person, be exchanged for the pro rata portion of the Issuer’s securities held by MP Buyer represented thereby. As of September 25, 2013, the Reporting Person’s membership units of MP Buyer could be exchanged for 487,291 shares of the Issuer’s Common Stock and a pro rata portion of convertible senior promissory notes currently held by MP Buyer. Includes 487,291 shares of the Issuer’s Common Stock, issuable upon conversion of the Reporting Person’s pro rata portion of such convertible senior promissory notes as a result of the Reporting Person’s ownership interest in MP Buyer as of September 25, 2013. Does not include the additional 237,010 shares of the Issuer’s Common Stock into which the Reporting Person’s pro rata portion of such notes may convert in the event that none of the interest thereunder is paid in cash.

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17.22%
14	Type of reporting person IN

CUSIP NO. 45779L 107

This Amendment No. 6 to Schedule 13D is filed to amend Items 3, 4, 5, 6 and 7 to reflect changes to the Schedule 13D filed by Christopher Ricciardi and Stephanie Ricciardi (the “Reporting Persons”) with the Securities and Exchange Commission on July 2, 2009, as amended on December 21, 2009 by Amendment No. 1 to Schedule 13D; on December 24, 2009 by Amendment No. 2 to Schedule 13D; on April 25, 2011 by Amendment No. 3 to Schedule 13D; on July 17, 2011 by Amendment No. 4 to Schedule 13D; and on May 15, 2013 by Amendment No. 5 to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

Reference is made to the Securities Purchase Agreement, dated May 9, 2013 (the “MP Purchase Agreement”), by and among the Issuer and MP Buyer and Mead Park Holdings, LP (“Mead Park”), whereby the Issuer agreed to issue and to sell to the MP Buyer, (A) 1,949,167 newly issued shares (the “MP Shares”) of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), at $2.00 per share for an aggregate amount of $3,898,334; and (B) convertible promissory notes (the “MP Notes”), in the aggregate principal amount of $5,847,501, which are convertible into 1,949,167 shares of Common Stock at $3.00 per share (the “MP Conversion Shares”), subject to certain customary anti-dilution adjustments.

On September 25, 2013, in connection with the closing (the “Closing”) of the transactions contemplated by the MP Purchase Agreement, MP Buyer acquired from the Issuer the MP Shares and the MP Notes for the aggregate purchase price of $9,745,835. As of Closing, Mr. Ricciardi was a member of MP Buyer.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

The information in Items 3 and 5 are incorporated by reference herein.

The Reporting Persons purchased the MP Shares and the MP Notes, indirectly through MP Buyer, for investment purposes. The Reporting Persons may, from time to time and at any time, acquire additional Common Stock, including derivative securities related to the Common Stock, and other equity, debt, notes, instruments or other securities of the Issuer and/or derivative securities relating thereto (collectively, “Securities”), in the open market or otherwise. The Reporting Persons reserve the right to dispose of any or all of its Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Other than as described in this Schedule 13D, neither of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

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The MP Purchase Agreement provided that, at the Issuer’s 2013 annual meeting of stockholders, the Issuer’s Board of Directors (the “Board of Directors”) would nominate Mr. Ricciardi for election to the Board of Directors, recommend his election to the stockholders, and solicit proxies for his election. On September 24, 2013, Mr. Ricciardi was elected to serve until the next annual meeting of stockholders and until his successor is duly elected and qualified, or until his earlier death, resignation or retirement. At any other meeting at which the Issuer’s stockholders may vote for the election of directors, for so long as the MP Buyer, Mead Park, or any of their controlled affiliates and principals collectively own (a) 15% or more of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and units of membership interest of IFMI, LLC (“IFMI Units”) as outstanding shares of Common Stock), the MP Buyer may designate two individuals to stand for election at such meeting; and (b) less than 15% but greater than or equal to 10% of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and IFMI Units as outstanding shares of Common Stock), the MP Buyer may designate one individual to stand for election at such meeting. If the collective ownership of the MP Buyer, Mead Park, and any of their controlled affiliates and principals falls below these thresholds, the MP Buyer has agreed to cause its representative or representatives, as applicable, to resign from the Board of Directors.

In addition, for so long as the MP Buyer, Mead Park, or any of their controlled affiliates and principals collectively own 10% or more of the Issuer’s outstanding Common Stock (counting for such purposes all MP Conversion Shares and IFMI Units as outstanding shares of Common Stock), and both (a) Jack DiMaio is no longer Chairman of the Board of Directors due to his death, disqualification or removal from office as director, and (b) Mr. Ricciardi is a member of the Board of Directors and agrees to act as Chairman thereof, then the Company has agreed to cause Mr. Ricciardi to be elected and appointed as the Chairman of the Board of Directors.

Contemporaneously with the Closing, the Issuer closed the transactions contemplated by the Securities Purchase Agreement, dated May 9, 2013 (the “CBF Purchase Agreement”), by and between the Issuer and Cohen Bros. Financial, LLC (“CBF”), a Delaware limited liability company of which Daniel G. Cohen is the sole member, whereby the Issuer agreed to issue and sell to CBF or its assignee (a) 800,000 newly issued shares (the “CBF Shares”) of Common Stock, at $2.00 per share for an aggregate amount of $1,600,000; and (b) a convertible promissory note, in the aggregate principal amount of $2,400,000, which is convertible into Common Stock at $3.00 per share (the “CBF Conversion Shares”), subject to certain customary anti-dilution adjustments.

The MP Purchase Agreement and CBF Purchase Agreement (together, the “Purchase Agreements”) are incorporated herein as Exhibits 1 and 2, respectively, and the descriptions of the Purchase Agreements contained herein are qualified in their entirety by reference to such Exhibits 1 and 2, as applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on (a) 12,222,666 shares of the Issuer’s Common Stock outstanding as of August 1, 2013, as provided in the

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Issuer’s Quarterly Report on Form 10-Q for the reporting period ended June 30, 2013 and filed with the SEC on August 6, 2013; plus (b) 1,949,167 shares of Common Stock representing the MP Shares; plus (c) 800,000 shares of Common Stock representing the CBF Shares; plus (d) 487,291 shares of Common Stock, issuable upon conversion of the Reporting Persons’ pro rata portion of a convertible senior promissory notes as a result of the Mr. Ricciardi’s ownership interest in MP Buyer as of September 25, 2013; plus (e) 268,445 IFMI Units beneficially owned by the Reporting Persons which may be redeemed for, at the Issuer’s option, either cash or shares of Common Stock. The percentages used in the table below and elsewhere herein do not include the 4,983,557 shares of Series E Voting Non-Convertible Preferred Stock of the Issuer which are currently outstanding and which vote together with the Common Stock on all matters submitted to a vote of stockholders of the Issuer.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Christopher Ricciardi	7,031	7,031	2,708,171	2,715,202	17.26%
Stephanie Ricciardi	—	—	2,708,171	2,708,171	17.22%

The Reporting Persons may each be deemed a beneficial owner of 1,351,721 shares of Common Stock held in a joint account, 48,448 shares of Common Stock held by Mrs. Ricciardi and 64,975 shares of Common Stock held by The Ricciardi Family Foundation as a result of their positions on the board of directors of the foundation. Mr. Ricciardi has sole voting and dispositive power of 7,031 shares of Common Stock.

The Reporting Persons also may each be deemed a beneficial owner of 268,445 shares of the Issuer’s Common Stock that may be issued upon the redemption of the same number of IFMI Units beneficially owned by the Reporting Persons. Each IFMI Unit is redeemable at the holder’s option, at any time, for (a) cash in an amount equal to the average of the per share closing prices of the Issuer’s Common Stock for the ten consecutive trading days immediately preceding the date the Issuer receives the holder’s notice of redemption, or (b) at the Issuer’s option, one share of the Issuer’s Common Stock, subject to appropriate adjustment upon the occurrence of an issuance of additional shares of the Issuer’s Common Stock as a dividend or other distribution on the Issuer’s outstanding Common Stock, or a further subdivision or combination of the outstanding shares of the Issuer’s Common Stock.

The Reporting Persons also may each be deemed a beneficial owner of 487,291 shares of the Issuer’s Common Stock that may be issued upon the exchange of membership units of MP Buyer. Membership units of MP Buyer may, at any time at the option of the Reporting Persons, be exchanged for the pro rata portion of the Issuer’s securities held by MP Buyer represented thereby. As of September 25, 2013, Mr. Ricciardi’s membership units could be exchanged for (a) 487,291 shares of the Issuer’s Common Stock and (b) a convertible senior promissory note with a face value of $1,461,873.

If the Reporting Persons exchange their membership units of MP Buyer and receive their pro rata portion of the convertible senior promissory notes, at any time prior to September 25, 2018 (the maturity date), the Reporting Persons may, at their option, convert all or any part of the outstanding principal amount of such convertible senior promissory notes into shares of the

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Issuer’s Common Stock at a $3.00 per share conversion price, subject to certain customary anti-dilution adjustments. As a result of the Reporting Persons’ ownership of membership units of MP Buyer as of September 25, 2013, they may be deemed to beneficially own 487,291 shares of the Issuer’s Common Stock, issuable upon conversion of their pro rata portion of the convertible senior promissory notes. In addition, under certain situations, the Issuer can elect to pay interest on the convertible senior promissory notes by increasing the principal amount of the note. If the Issuer elects this option, the number of shares that the notes convert into will increase. The maximum number of shares of the Issuer’s Common Stock (subject to customary anti-dilution adjustments) that the notes can convert into with respect to the Reporting Persons’ current ownership interest in MP Buyer is 724,301 shares (assuming no interest is paid in cash). The additional 237,010 shares of Common Stock into which the notes can convert are not included in this Schedule 13D as shares of Common Stock that the Reporting Persons may be deemed to beneficially own as a result of the Reporting Persons’ ownership of membership units of MP Buyer as of September 25, 2013.

(c)	Except as set forth in Item 4 above, there have been no transactions by the Reporting Persons in shares of Common Stock during the last 60 days.

(d)	MP Buyer has the right to receive dividends from all shares of Common Stock beneficially owned by MP Buyer.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Item 4 above, which information is incorporated by reference herein.

As of the Closing, Mr. Ricciardi was a member of MP Buyer. Pursuant to its Limited Liability Company Agreement, MP Buyer is required to vote a portion of the shares of Common Stock it beneficially owns equal to Mr. Ricciardi’s pro rata ownership of MP Buyer in accordance with the direction of the Reporting Persons. As described in Item 5 of this Schedule 13D, at any time, the Reporting Persons can exchange their membership units of MP Buyer for their pro rata portion of the Issuer’s securities held by MP Buyer represented thereby. MP Buyer may not transfer any of the Issuer’s securities held by MP Buyer without the consent of the members of MP Buyer.

In connection with the transactions contemplated by the Purchase Agreements, each of the Reporting Persons and the Ricciardi Family Foundation entered into Voting Agreements (the “Voting Agreements”) with the Issuer. Pursuant to the Voting Agreements, the Reporting Persons agreed to vote at the Issuer’s 2013 annual meeting of stockholders all of their shares of the Issuer’s voting securities owned, or which they had the power to vote, as of the record date of such annual meeting, in favor of (a) the issuance of the MP Shares and the MP Conversion Shares to the MP Buyer, (b) the issuance of the CBF Shares and the CBF Conversion Shares to CBF, and (c) the election of Daniel Cohen, Mr. Ricciardi, Jack DiMaio and five of the Issuer’s previous independent directors nominated to stand for election to the Board of Directors. The

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proposals described in each of clauses (a) through (c) were approved at the annual meeting held on September 24, 2013. The Voting Agreements are incorporated herein as Exhibit 3, and the description of the Voting Agreements contained herein are qualified in their entirety by reference to such Exhibit 3.

In connection with the Closing of the transactions contemplated by the Purchase Agreements, the Voting Agreements terminated in accordance with its own terms.

Contemporaneously with the execution of the Purchase Agreements, the Issuer, the MP Buyer and CBF entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which became effective as of the Closing. Pursuant to the Registration Rights Agreement, the Issuer agreed to, no later than thirty days after the Closing, file a registration statement for the resale of the MP Shares, the CBF Shares, the MP Conversion Shares and the CBF Conversion Shares. The Issuer will use its reasonable best efforts to cause the registration statement to become effective as soon as practicable after the filing thereof and remain continuously effective for a period of three years, and the Issuer will file a new registration statement upon request of the MP Buyer. In addition, in the event that the Issuer proposes to register any of its Common Stock in connection with an underwritten public offering (whether an offering of Common Stock by the Issuer, stockholders of the Issuer, or both, subject to certain exceptions), the Issuer has agreed to, at the request of the MP Buyer and/or CBF, as applicable, include in such registration any of the MP Shares, the CBF Shares, the MP Conversion Shares and the CBF Conversion Shares, subject to the terms of the Registration Rights Agreement.

The Registration Rights Agreement is incorporated herein as Exhibit 4 and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Securities Purchase Agreement, dated as of May 9, 2013, by and among Institutional Financial Markets, Inc., Mead Park Capital Partners LLC, and, solely for purposes of Section 6.3 thereof, Mead Park Holdings, LP. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

2	Securities Purchase Agreement, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and Cohen Bros. Financial, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2013).

3	Voting Agreements, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and each of the following: Christopher Ricciardi and Stephanie Ricciardi, jointly; the Ricciardi Family Foundation; Christopher Ricciardi; and Stephanie Ricciardi (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on May 15, 2013).

4	Registration Rights Agreement, dated May 9, 2013, by and among Institutional Financial Markets, Inc., Cohen Bros. Financial, LLC and Mead Park Capital Partners LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities

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and Exchange Commission on May 13, 2013).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2013

/s/ CHRISTOPHER RICCIARDI
Christopher Ricciardi

/s/ STEPHANIE RICCIARDI
Stephanie Ricciardi